FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Summarized audited annual accounts for the year ended March 31, 2010
2.	Press Release dated April 24, 2010

Item 1

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS
  (Rupees in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
		(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	5,826.98	7,529.69	25,706.93	31,092.55
	a) Interest/discount on advances/bills	3,816.78	5,199.84	17,372.73	22,323.83
	b) Income on investments	1,570.93	1,873.98	6,466.35	7,403.06
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	130.51	105.38	624.99	518.71
	d) Others	308.76	350.49	1,242.86	846.95
2.	Other income	1,890.84	1,673.67	7,477.65	7,603.72
3.	TOTAL INCOME (1)+(2)	7,717.82	9,203.36	33,184.58	38,696.27
4.	Interest expended	3,792.04	5,390.85	17,592.57	22,725.93
5.	Operating expenses (e)+(f)+(g)	1,526.89	1,657.05	5,859.83	7,045.11
	e) Employee cost	582.70	457.42	1,925.79	1,971.70
	f) Direct marketing expenses	45.77	53.13	125.48	528.92
	g) Other operating expenses	898.42	1,146.50	3,808.56	4,544.49
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	5,318.93	7,047.90	23,452.40	29,771.04
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)	2,398.89	2,155.46	9,732.18	8,925.23
8.	Provisions (other than tax) and contingencies	989.75	1,084.54	4,386.86	3,808.26
9.	Exceptional items	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,409.14	1,070.92	5,345.32	5,116.97
11.	Tax expense (h)+(i)	403.57	327.16	1,320.34	1,358.84
	h) Current period tax	342.31	382.09	1,600.78	1,830.51
	i) Deferred tax adjustment	61.26	(54.93)	(280.44)	(471.67)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES (10)–(11)	1,005.57	743.76	4,024.98	3,758.13
13.	Extraordinary items (net of tax expense)	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)	1,005.57	743.76	4,024.98	3,758.13
15.	Paid-up equity share capital (face value Rs. 10/-)	1,114.89	1,113.29	1,114.89	1,113.29
16.	Reserves excluding revaluation reserves	50,503.48	48,419.73	50,503.48	48,419.73
17.	Analytical ratios
	i) Percentage of shares held by Government of India	..	..	..	..
	ii) Capital adequacy ratio	19.41%	15.53%	19.41%	15.53%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expenses (not annualised for quarter) (in Rs.)	9.02	6.68	36.14	33.76
	b) Diluted EPS before and after extraordinary items, net of tax expenses (not annualised for quarter) (in Rs.)	8.98	6.68	35.99	33.70

(Rupees in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
		(Unaudited)	(Unaudited)	(Audited)	(Audited)
18.	NPA Ratio1,2
	i) Gross non-performing advances (net of write-off)	9,480.65	9,649.31	9,480.65	9,649.31
	ii) Net non-performing advances	3,841.11	4,553.94	3,841.11	4,553.94
	iii) % of gross non-performing advances (net of write-off) to gross advances	5.06%	4.32%	5.06%	4.32%
	iv) % of net non-performing advances to net advances	2.12%	2.09%	2.12%	2.09%
19.	Return on assets (annualised)	1.15%	0.80%	1.13%	0.98%
20.	Public shareholding
	i) No. of shares	1,114,845,314	1,113,250,642	1,114,845,314	1,113,250,642
	ii) Percentage of shareholding	100	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..
1.
At December 31, 2009, the gross non-performing advances (net of write-off) were Rs. 8,925.55 crore and the net non-performing advances were Rs. 4,356.83 crore. The percentage of gross non-performing advances (net of write-off) to gross advances was 4.84% and percentage of net non-performing advances to net advances was 2.43% at December 31, 2009.

2.
The percentage of gross non-performing customer assets to gross customer assets was 4.47% and net non-performing customer assets to net customer assets was 1.87% at March 31, 2010. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rupees in crore)
Particulars	At
	March 31, 2010	March 31, 2009
	(Audited)	(Audited)
Capital and Liabilities
Capital	1,114.89	1,113.29
Reserves and surplus	50,503.48	48,419.73
Deposits	202,016.60	218,347.82
Borrowings (includes preference shares and subordinated debt)	94,263.57	93,155.46
Other liabilities	15,501.17	18,264.66
Total Capital and Liabilities	363,399.71	379,300.96

Assets
Cash and balances with Reserve Bank of India	27,514.29	17,536.33
Balances with banks and money at call and short notice	11,359.40	12,430.23
Investments	120,892.80	103,058.31
Advances	181,205.60	218,310.85
Fixed assets	3,212.69	3,801.62
Other assets	19,214.93	24,163.62
Total Assets	363,399.71	379,300.96

CONSOLIDATED FINANCIAL RESULTS
(Rupees in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
		(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	6,891.25	8,968.84	30,153.71	36,250.71
	a) Interest/discount on advances/bills	4,525.79	6,027.08	20,362.64	25,190.72
	b) Income on investments	1,899.76	2,315.21	7,816.44	9,369.03
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	151.57	139.84	711.17	768.54
	d) Others	314.13	486.71	1,263.46	922.42
2.	Other Income	9,320.77	8,026.75	29,446.06	27,902.37
3.	TOTAL INCOME (1)+(2)	16,212.02	16,995.59	59,599.77	64,153.08
4.	Interest expended	4,475.08	6,251.19	20,729.19	26,487.25
5.	Operating expenses (e)+(f)	8,727.42	8,506.63	27,733.24	28,185.79
	e) Payments to and provisions for employees	1,037.07	854.88	3,678.43	3,904.30
	f) Other operating expenses	7,690.35	7,651.75	24,054.81	24,281.49
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	13,202.50	14,757.82	48,462.43	54,673.04
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	3,009.52	2,237.77	11,137.34	9,480.04
8.	Provisions (other than tax) and contingencies	1,024.36	1,308.37	4,558.70	4,511.69
9.	Exceptional items	..	..	..	..
10.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,985.16	929.40	6,578.64	4,968.35
11.	Tax expense (g)+(h)	535.45	193.47	1,735.23	1,588.93
	g) Current period tax	400.84	383.21	1,970.21	2,207.78
	h) Deferred tax adjustment	134.61	(189.74)	(234.98)	(618.85)
12.	Share of (profits)/losses of minority shareholders	107.91	(12.51)	173.12	(197.53)
13.	NET PROFIT / (LOSS) FROM ORDINARY ACTIVITIES (10)–(11)-(12)	1,341.80	748.44	4,670.29	3,576.95
14.	Extraordinary items (net of tax expense)	..	..	..	..
15.	NET PROFIT / LOSS FOR THE PERIOD (13)–(14)	1,341.80	748.44	4,670.29	3,576.95
16.	Paid-up equity share capital (face value Rs. 10/-)	1,114.89	1,113.29	1,114.89	1,113.29
17.	Analytical Ratios
	Basic earnings per share for the period (not annualised for quarter) (in Rs.)	12.04	6.72	41.93	32.13
	Diluted earnings per share for the period (not annualised for quarter) (in Rs.)	11.97	6.72	41.72	32.07

SUMMARISED CONSOLIDATED BALANCE SHEET
(Rupees in crore)
Particulars	At
	March 31, 2010	March 31, 2009
	(Audited)	(Audited)
Capital and Liabilities
Capital	1,114.89	1,113.29
Reserves and surplus	50,181.61	45,664.24
Minority interest	1,270.40	910.51
Deposits	241,572.30	261,855.75
Borrowings (includes preference shares and subordinated debt)	115,698.32	116,066.36
Liabilities on policies in force	53,965.43	31,053.60
Other liabilities	25,544.35	26,027.22
Total Capital and Liabilities	489,347.30	482,690.97

Assets
Cash and balances with Reserve Bank of India	27,850.28	17,875.45
Balances with banks and money at call and short notice	19,293.85	17,185.94
Investments	186,319.78	148,107.00
Advances	225,778.13	266,130.47
Fixed assets	3,862.29	4,497.46
Other assets	26,242.97	28,894.65
Total Assets	489,347.30	482,690.97

CONSOLIDATED SEGMENTAL RESULTS
 (Rupees in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
		(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	4,018.21	5,175.91	17,724.41	23,015.21
b	Wholesale Banking	4,240.51	5,652.79	19,254.13	24,807.71
c	Treasury	5,463.41	7,603.42	24,829.75	29,742.13
d	Other Banking	781.65	1,036.74	3,489.81	4,528.09
e	Life Insurance	6,701.64	5,744.18	18,537.80	16,507.43
f	General Insurance	749.07	706.79	2,851.11	2,662.40
g	Venture Fund Management	54.06	49.26	183.27	345.65
h	Others	774.44	548.59	3,257.66	3,216.00
	Total	22,782.99	26,517.68	90,127.94	104,824.62
	Less: Inter Segment Revenue	6,570.97	9,522.09	30,528.17	40,671.54
	Income from Operations	16,212.02	16,995.59	59,599.77	64,153.08
2.	Segment Results (Profit before tax and minority interest)
a	Retail Banking	(342.32)	(433.07)	(1,333.51)	58.05
b	Wholesale Banking	1,051.55	528.86	3,645.10	3,413.31
c	Treasury	575.96	929.85	2,744.44	1,306.94
d	Other Banking	221.70	116.41	773.38	607.91
e	Life Insurance	428.45	(106.71)	277.65	(859.56)
f	General Insurance	0.63	(7.54)	158.31	0.27
g	Venture Fund Management	13.70	8.46	74.41	202.08
h	Others	126.36	(75.59)	681.42	589.35
	Total segment results	2,076.03	960.67	7,021.20	5,318.35
	Less: Inter segment adjustment	90.87	31.27	442.56	350.00
	Unallocated expenses	..	..	..	..
	Profit before tax and minority interest	1,985.16	929.40	6,578.64	4,968.35
3.	Capital Employed (Segment Assets – Segment Liabilities)
a	Retail Banking	(44,905.31)	(15,889.85)	(44,905.31)	(15,889.85)
b	Wholesale Banking	26,929.31	24,549.79	26,929.31	24,549.79
c	Treasury	48,672.66	22,688.03	48,672.66	22,688.03
d	Other Banking	7,902.33	6,432.87	7,902.33	6,432.87
e	Life Insurance	2,517.11	1,455.33	2,517.11	1,455.33
f	General Insurance	1,672.17	1,429.25	1,672.17	1,429.25
g	Venture Fund Management	92.09	71.90	92.09	71.90
h	Others	1,936.43	1,816.53	1,936.43	1,816.53
i	Unallocated	6,479.71	4,573.68	6,479.71	4,573.68
	Total	51,296.50	47,127.53	51,296.50	47,127.53

Notes on segmental results

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures of ICICI Bank Limited (“the Bank”) which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.
“Treasury“ includes the entire investment portfolio of the Bank, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund and ICICI Venture Value Fund (with effect from June 30, 2009).

5.
“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and its subsidiary, namely ICICI Wealth Management Inc. (up to December 31, 2009) and ICICI Bank Eurasia LLC.

6.	“Life Insurance” represents ICICI Prudential Life Insurance Company Limited.
7.	“General Insurance” represents ICICI Lombard General Insurance Company Limited.
8.	“Venture Fund Management” represents ICICI Venture Funds Management Company Limited.
9.	“Others” comprises the consolidated entities of the Bank, not covered in any of the segments above.
10.	Capital employed of life insurance segment includes restricted reserve of Rs. 1,133.36 crore (March 31, 2009: Rs. 558.29 crore).

Notes:

1.
During the three months ended December 31, 2009, the Bank and First Data, a global leader in electronic commerce and payment services, formed a merchant acquiring alliance and a new entity, 81% owned by First Data, was formed, which has acquired ICICI Bank’s merchant acquiring operations through transfer of assets, primarily comprising fixed assets and receivables, and assumption of liabilities, for a total consideration of Rs. 374.40 crore. During the three months ended December 31, 2009 the Bank realised a profit of Rs. 202.90 crore from this transaction, which is included in ‘Other income’.

2.
The provision coverage ratio of the Bank at March 31, 2010, computed as per the RBI circular dated December 1, 2009, is 59.5%. The Bank has been permitted by RBI to achieve the stipulated level of 70% in a phased manner by March 31, 2011.

3.	During the three months ended March 31, 2010, the Bank has allotted 713,346 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
4.	Status of equity investors’ complaints/grievances for the three months ended March 31, 2010:

Opening balance	Additions	Disposals	Closing balance
0	25	21	4

5.
The Board of Directors has recommended a dividend of Rs. 12.00 per equity share for the year ended March 31, 2010 (previous year dividend of Rs. 11.00 per equity share). The declaration and payment of dividend is subject to requisite approvals. The Board of Directors has also recommended a dividend of Rs. 100.00 per preference share on 350 preference shares of the face value of Rs. 1 crore each for the year ended March 31, 2010.

5.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
6.	The above financial results have been approved by the Board of Directors at its meeting held on April 24, 2010.
7.	The above unconsolidated and consolidated financial results are audited by the statutory auditors, B S R & Co., Chartered Accountants.
8.	Rs. 1 crore = Rs. 10 million.

Place : Mumbai	N. S. Kannan
Date : April 24, 2010	Executive Director & CFO

Item 2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 24, 2010

Performance Review – Quarter and year ended March 31, 2010

●	35% year-on-year increase in standalone profit after tax to Rs. 1,006 crore for the quarter ended March 31, 2010 from Rs. 744 crore for the quarter ended March 31, 2009

●	Highest ever consolidated profit after tax of Rs. 4,670 crore for the year ended March 31, 2010; 31% increase from Rs. 3,577 crore for the year ended March 31, 2009

●	Current and savings account (CASA) ratio increased to 41.7% at March 31, 2010 from 28.7% at March 31, 2009

●	Net non-performing asset ratio decreased to 1.87% at March 31, 2010 from 1.96% at March 31, 2009 and 2.19% at December 31, 2009

●	Strong capital adequacy ratio of 19.4% and Tier-1 capital adequacy of 14.0%

●	Dividend of Rs. 12 per share proposed

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the year ended March 31, 2010.

Profit & loss account

●
35% increase in standalone profit after tax to Rs. 1,006 crore (US$ 224 million) for the quarter ended March 31, 2010 (Q4-2010) from Rs. 744 crore (US$ 166 million) for the quarter ended March 31, 2009 (Q4-2009).

●	Fee income increased 13% to Rs. 1,521 crore (US$ 339 million) in Q4-2010 from Rs. 1,343 crore (US$ 299 million) in Q4-2009.

●	Operating expenses (including direct marketing agency expenses) decreased 6% to Rs. 1,504 crore (US$ 335 million) in Q4-2010 from Rs. 1,605 crore (US$ 357 million) in Q4-2009.

●	Total provisions decreased 9% to Rs. 990 crore (US$ 220 million) in Q4-2010 from Rs. 1,085 crore (US$ 242 million) in Q4-2009.

●	Profit after tax for the year ended March 31, 2010 (FY2010) increased 7% to Rs. 4,025 crore (US$ 896 million) from Rs. 3,758 crore (US$ 837 million) for the year ended March 31, 2009 (FY2009).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Balance sheet

During the year ended March 31, 2010, the Bank has significantly strengthened its deposit franchise. This is reflected in the strong growth in savings and current account deposits and increase in the CASA ratio. The Bank continues to invest in expansion of its branch network to enhance its deposit franchise and create an integrated distribution network for both asset and liability products.

CASA deposits increased 34% to Rs. 84,216 crore (US$ 18.8 billion) at March 31, 2010 from Rs. 62,668 crore (US$ 14.0 billion) at March 31, 2009 and the CASA ratio increased from 28.7% at March 31, 2009 to 41.7% at March 31, 2010. Total deposits of the Bank were Rs. 202,017 crore (US$ 45.0 billion) at March 31, 2010, compared to Rs. 218,348 crore (US$ 48.6 billion) at March 31, 2009.

The branch network of the Bank has increased to 1,741 branches at April 24, 2010 giving the Bank a wide distribution reach in the country.

The loan book of the Bank decreased to Rs. 181,206 crore (US$ 40.4 billion) at March 31, 2010 from Rs. 218,311 crore (US$ 48.6 billion) at March 31, 2009 mainly due to the repayments from the retail loan portfolio and the loan portfolio of overseas branches.

Capital adequacy

The Bank’s capital adequacy at March 31, 2010 as per Reserve Bank of India’s revised guidelines on Basel II norms was 19.4% and Tier-1 capital adequacy was 14.0%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%. The capital adequacy ratio takes into account the impact of dividend recommended by the Board.

Asset quality

Net non-performing assets decreased to Rs. 3,901 crore (US$ 869 million) at March 31, 2010 from Rs. 4,619 crore (US$ 1,029 million) at March 31, 2009 and Rs. 4,416 crore (US$ 984 million) at December 31, 2009. The Bank’s net non-performing asset ratio decreased by 32 basis points to 1.87% at March 31, 2010 from 2.19% at December 31, 2009. The Bank’s provisioning coverage ratio computed in accordance with RBI guidelines at March 31, 2010 was 59.5% compared to 51.2% at December 31, 2009.

Dividend on equity shares

The Board has recommended a dividend of 120% for FY2010 i.e. Rs. 12 per equity share (equivalent to US$ 0.53 per ADS). The declaration and payment of dividend is subject to requisite approvals. The record/book closure dates

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

will be announced in due course.

Consolidated profits

Consolidated profit after tax of the Bank increased by 31% to Rs. 4,670 crore (US$ 1,040 million) in FY2010 from Rs. 3,577 crore (US$ 797 million) for FY2009.

Overseas banking subsidiaries

ICICI Bank Canada’s profit after tax increased to CAD 35.4 million in FY2010 from CAD 33.9 million in FY2009. ICICI Bank Canada’s capital position continued to be strong with a capital adequacy ratio of 23.4% at March 31, 2010. ICICI Bank UK’s profit after tax increased to USD 37.0 million in FY2010 from USD 6.8 million in FY2009. ICICI Bank UK’s capital position continued to be strong with a capital adequacy ratio of 17.3% at March 31, 2010. ICICI Bank UK increased the proportion of retail term deposits in total deposits to 66% at March 31, 2010 from 58% at March 31, 2009. ICICI Bank UK had 340,000 customers at March 31, 2010.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) maintained its position as the largest private sector life insurer based on retail new business weighted received premium during April 2009 – February 2010. ICICI Life achieved accounting profitability for the first time since inception with a profit after tax of Rs. 258 crore (US$ 57 million) in FY2010. ICICI Life’s new business annualised premium equivalent (APE) in FY2010 was Rs. 5,345 crore (US$ 1.2 billion) compared to Rs. 5,302 crore (US$ 1.2 billion) in FY2009. Renewal premium in FY2010 increased by 19% compared to FY2009, reflecting the long-term sustainability of the business. ICICI Life’s unaudited New Business Profit (NBP) in FY2010 was Rs. 1,015 crore (US$ 226 million) compared to Rs. 1,004 crore (US$ 224 million) in FY2009. Assets held increased 75% to Rs. 57,319 crore (US$ 12.8 billion) at March 31, 2010 from Rs. 32,788 crore (US$ 7.3 billion) at March 31, 2009.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during April 2009 – February 2010. ICICI General’s premium income in FY2010 was Rs. 3,432 crore (US$ 764 million). ICICI General’s profit after tax increased to Rs. 144 crore (US$ 32 million) in FY2010 from Rs. 24 crore (US$ 5 million) in FY2009.

Securities and asset management subsidiaries

ICICI Prudential Asset Management Company’s profit after tax increased to Rs. 128 crore (US$ 29 million) in FY2010 from Rs. 0.7 crore (US$ 155,902) in FY2009.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

ICICI Securities’ profit after tax increased to Rs. 123 crore (US$ 27 million) in FY2010 from Rs. 4 crore (US$ 1 million) in FY2009.

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore
	Q4-2009	Q4-2010	FY2009	FY2010
Net interest income	2,139	2,035	8,367	8,114
Non-interest income	1,674	1,891	7,603	7,478
- Fee income	1,343	1,521	6,524	5,650
- Lease and other income	117	174	636	647
- Treasury income	214	196	443	1,181
Less:
Operating expense	1,552	1,458	6,306	5,593
Expenses on direct market agents (DMAs) 1	53	46	529	125
Lease depreciation	52	23	210	142
Operating profit	2,156	2,399	8,925	9,732
Less: Provisions	1,085	990	3,808	4,387
Profit before tax	1,071	1,409	5,117	5,345
Less: Tax	327	403	1,359	1,320
Profit after tax	744	1,006	3,758	4,025
1.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
2.	Prior period figures have been regrouped/re-arranged where necessary.

Summary Balance Sheet
Rs. crore
	March 31, 2009	March 31, 2010
Assets
Cash & bank balances	29,967	38,874
Advances	218,311	181,206
Investments	103,058	120,893
Fixed & other assets	27,965	22,427
Total	379,301	363,400
Liabilities
Net worth	49,533	51,618
- Equity capital	1,113	1,115
- Reserves	48,420	50,503
Deposits	218,348	202,017
CASA ratio	28.7%	41.7%
Borrowings1	93,155	94,264
Other liabilities	18,265	15,501
Total	379,301	363,400
1.	Borrowings include preference shares amounting to Rs. 350 crore.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 44.90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 26, 2010	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya

			Title :	General Manager – Joint Company Secretary & Head Compliance for Non Banking Subsidiaries